Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 13, 2014

IMPORTANT INFORMATION:

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in this communication. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), AMEC will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. Any offer in the United States will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.AMEC.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be

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participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This communication contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the AMEC Analysts and Investors Call held on January 13, 2014 with Samir Brikho, CEO of AMEC, Ian McHoul, CFO of AMEC and Sue Scholes, Director of Communications of AMEC:

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Sue Scholes:                                                                                                                            Good morning, everybody.  I’m Sue Scholes, Director of Communications at AMEC.  And with me today, as you might expect, is Samir Brikho, our Chief Executive; Ian McHoul, our CFO; and Rupert Green from Investor Relations.  But before we get started, this call is being recorded and a transcript will be available on our website, amec.com, later today.  As we are contemplating an offer into the US it will also be filed with the SCC and will be available on its website in due course.

We have prepared a short presentation on today’s announcement and then Samir and Ian will be happy to take your questions.  And the slides we’re referring to today are available on our website now.  So onto the first slide, where please do note the disclaimer.  Over to Samir.

Samir Brikho:                                                                                                                    Well, good morning, everyone.  So let’s get started and move onto slide two.  I hope that you will be able to do that on your screen.  The possible offer for Foster Wheeler is an attractive deal for both sets of shareholder.  We expect it will significantly enhance our oil and gas offering.  It will combine two talented workforces and create significant synergies.  It accelerates our growth strategy and will not change our low-risk and cash-generative business model.

The proposal equates a value for Foster Wheeler of $3.2 billion or 32 per share in an even mix of cash and AMEC paper.  Using this structure means that we are looking forward to welcoming Foster Wheeler shareholders to AMEC to share in the value creation.  We believe this deal will be double-digit earnings enhancing in the first 12 months and exceed its cost of capital within 24 months of completion.  This will also give us a more efficient balance sheet.  Leverage is expected to be around 1.6 times at completion.

I move onto the next slide, which should be slide number three.  Since I came to AMEC we have continuously invested in the business and in our people to make the most of the skills and talents we have.  We have also brought in new people where we realised we could speed up our journey.

And where is this journey taking us?  Well, those of you who know us well will hopefully know this already.  We have a balanced portfolio serving customers across four markets and across the lifecycle of our customers’ assets.  We maintain a low-risk business model and focus on generating high-quality cash flows, which we invest in the business and return to shareholders.  So far we have returned almost £1 billion and invested more than £700 billion in acquisitions since I became the CEO in October 2006.

Moving to slide number four, I will talk a little more about our approach to acquisitions.  There is a common theme across all of the acquisitions we have done.  They enable us to serve our customers better in more places and to develop key new customer relationships.  They must also meet clear financial criteria.  And as you saw last summer, if a deal doesn’t stack up we are quite prepared to walk away.  And that is also the case here.

We have been looking across the market at a number of companies for a long time, looking for the right fit with AMEC and the right price for our shareholders.  We have been looking at Foster Wheeler for quite a while, and during last year we had extensive talks with them.  Both sides could see the logic of the combination but could not agree on price.  And I’m really happy to say recently they came back to us and here we are today with an agreement to work towards a firm offer.

I’ll move to the fifth slide, slide number five, which is the overview of Foster Wheeler.  For those of you not familiar with Foster Wheeler let me describe it briefly.  Around the world it is a very well-known company with a great brand, which we fully intend to keep using ourselves.  It employs 13,000 people in two distinct businesses.  The E&C, which is the engineering construction, is the largest part and operates in the oil and gas market, 100% in the oil and gas market.  This is very complementary to our oil and gas business.  The power equipment business designs, builds and installs steam generators, a market I know well from my last job.

2012 revenues, excluding flow-through procurement, were $2.5 billion, and EBITDA was $306 million, at a margin of around 12%.  It had a $3.5 billion backlog, and, like us, it is mostly reimbursable.  As you can see, with the spread of their business it will also give us an immediate scale in the growth regions.

And moving to slide number six, the rationale for the deal.  If we take a minute to think about Foster Wheeler and then think about AMEC you will realise just how much we have in common.  Starting with our highly skilled workforces, we are both customer focused, strong on ethics and high-value services, such as engineering design project management.  But we are not exactly in the same sectors.  Where we are strong in upstream they focus on mid and downstream.  Where we focus on offshore they do onshore.  Nor are we focused on all the same parts of the world.

This deal will double our revenues from growth regions and significantly expand our presence in Latin America.  And we see lots of opportunities to develop the services we can sell to the combined customer base, both IOCs and NOCs.  Take Canada, for example, where our team are experts in engineering and project management on large-scale projects, and Foster Wheeler team will bring their LNG experience.  Together, this could be a powerful new force in the market.

Let me move on the growth strategy, which is on slide seven.  Over the next few slides I will talk about this benefit in more detail, but starting with how this deal will diversify and strengthen AMEC’s oil and gas business.  First, this will enable us to greatly enhance our ability to operate across the whole industry value chain and by combining two highly skilled workforces we will create an even stronger international platform.  We will create new opportunities to service a wider group of customers.

And you can see the impact on our oil and gas market position very clearly on slide number eight.  So on slide number eight you will see that this will transform our market positioning.  Today, we are in mainly offshore and upstream engineering.  By combining with Foster Wheeler we will be adding 10,000 highly skilled people and, with them, strong positions in growing segments, like gas monetisation, refining and petro hems.  The fit with Foster Wheeler is excellent.

I move to the next slide, which is about the geography.  Just over a year ago we reorganised AMEC and explained we needed to put more resource and more focus on the growth regions because it has the highest GDP growth compared to the rest of the world.  This deal will more than double our revenues there, as well as significantly expand our position in Latin America, as I said before.  Extra scale also brings additional benefits for our utilising work share and making more of the combined network of high-value delivery centres in many different places in the growth regions.

Now to the next slide.  The power equipment business is mainly based on circulating fluidised bed boilers.  This is what is known in the market as CFB.  It is a world leader at supplying steam generators to utility and industrial plans, particularly focusing on unusual fuel mixes and emission controls.  It is a niche business, and with that comes stable revenues, high margins and strong cash flow.

So to recap, the attraction of this deal, transforming our oil and gas business, transforming our growth regions and adding a power equipment business.  This will transform AMEC.  It improves our existing market positions and creates many new opportunities for us.

Let me speak about the financial effects, so we go to page number 11.  The rationale for this deal is very strong and it also comfortably meets our strictly financial criteria.  We are expecting double-digit earnings enhancement in the first 12 months and for it to exceed its cost of capital within 24 months.  Some of that comes from the significant synergies we expect.  We have an early estimate of $75 million a year for cost savings.  That could be scaling the back office functions, removing head office duplications and so on.  On top of this will come from tax savings.  And then in due course we are really excited about the opportunity for revenue enhancement.  It is too early to quantify the revenue enhancement of course, but we will talk more about this another day.

Let me be really clear.  This deal will transform AMEC in many great ways, but it will not change our low-risk business model, our strength from diversified end markets, and our focus on cash generation, so we’ll keep our dividend policy and our approach to returning surplus cash.

Now to the terms, so we go to slide number 12.  This slide reminds us of a few facts.  We have agreed the headline terms with Foster Wheeler.  Our proposal equates to a value of $3.2 billion or $32 a share.  The consideration is split 50-50 in cash and AMEC shares.  This structure means we will have a more efficient balance sheet, with leverage expected to be circa 1.6 times and both sets of shareholders will be able to share in the value creation.  At completion, two of Foster Wheeler’s directors will join the AMEC board, but there is much more to do to get us to the finishing line.  Over the next few weeks we will be completing the due diligence, finalising our financing, and then we hope to be in a position to confirm our offer.

Let me walk you through the timetable, which is on slide number 13.  On this slide we highlight some of the things we will need to do to complete this deal, such as obtaining a listing for AMEC shares in the US, complete various standard regulatory and antitrust processes, organise shareholder meetings and approvals.  If all goes according to plan then our best estimate today is we can complete sometime in the summer.  Before then, of course both companies will continue to operate and report as normal.  And our full-year results will be released on February 13.

To the trading, slide number 14.  I also want to take you... to take this opportunity to confirm that AMEC’s underlying performance is as expected in both 2013 and 2014.  The forward curves for Canadian and US dollar versus the sterling have moved significantly in the past few weeks.  They now indicate a translation impact of £10 million year on year.

Finally, I also wanted to be very clear about where we see 2014 earnings and the timing of the benefits from buying Foster Wheeler.  This deal is expected to be double-digit earnings enhancing in the first 12 months after completion.  But as I have said, that is not likely to be until the summer at the earliest, which means we will only get a proportion of that accretion in this financial year, so now we do not expect to report 100 pence per share of earnings in 2014.

Let’s go to the next slide, please.  Putting AMEC and Foster Wheeler together, I truly believe this is a compelling combination.  It will transform AMEC’s oil and gas business, it will double our growth regions and it adds a high-margin power equipment business.  And above all, it really accelerates our growth strategy.  Together, we’ll have more than 40,000 highly talented employees serving customers in more than 50 countries.  And it will not change what you already appreciate about AMEC, its high-value service offering across diversified end markets, done with a low-risk business model, generating a lot of cash.

Thank you very much for listening.  Iain and myself, we are now open to take your questions, so, Chris, back to you and back to the questions.

Operator:                                                                                                                                            Thank you.  If you would like to register a question please press star followed by one on your telephone keypad now.  If you choose to withdraw your question please press star followed by two.  When preparing to ask your question please ensure that your phone is un-muted locally.  Our first question comes from Christyan Malek of Nomura.  Christyan, please go ahead.

Christyan Malek:                                                                                                 Hi.  Good morning.  Two questions if I may.  First, just without discussing the deal for a second, your underlying numbers for 14, where would you be without a deal on your underlying EPS and what was the underlying growth that you would have expected for 15?

Second question, on the deal itself, is this... is the critical path to making it accretive an assumption that you’ll have to make disposals and restructure or is this pure cost synergies alone?

Iain McHoul:                                                                                                                      Christyan, morning.  It’s Iain.  Yes, we’ve long said that we’re not going to get 100p in 2014 absent acquisitions and absent share returns, so, I mean, that message has clearly been picked up by you and your colleagues.  If you look at the consensus numbers of earnings per share for 2014 then they’re in the mid 90s.  What we’ve flagged today, as Samir’s said, is because of a strengthening of sterling against North American currencies there’s about a 10 million hit we’re expecting year on year 2014 over 2013, which as far as we can see has not been fully taken into account by the analyst community.  So that, I mean, clearly will have an impact through to earnings per share.

On growth, we haven’t given out growth numbers in 14 or 15.  What we have said, however, is in 13, where underlying revenues are pretty flat year on year, is what we’ve flagged, we would expect real underlying like-for-like growth into 14 and 15.  We haven’t put a number on that and aren’t going today... aren’t going to today, but do expect to see some expansion of the top line.

Sorry, what was your second point again, Christyan?

Samir Brikho:                                                                                                                    Do you need to sell.

Christyan Malek:                                                                                                 Do you need to sell something to make it work?

Iain McHoul:                                                                                                                      No, absolutely not.  I mean, you can see the terms there.  We expect double-digit earnings accretion in the first 12 months.  We expect to hit our WACC in the second full year, in the second period of 12 months, strong cost synergies and, as Samir has said, revenue and tax synergies, which we haven’t quantified.  So you take all that into account, we’re expecting earnings accretion.

Also, if you look at the underlying Foster Wheeler business, where that business trades, particularly in the Americas and particularly in down and midstream, there’s good growth in that business.  I think the consensus numbers for Foster Wheeler, compound over the next couple of years, show double-digit top-line growth organic.  So obviously, should this deal complete, we’re going to get that benefit into our numbers and that delivers a return from the accretion that we’re talking about.

Christyan Malek:                                                                                                 And what is the major, sort of, resistance you’d expect from this deal completing?  What are, sort of, the key things that, you know, sort of, keep you up at night on execution?

Samir Brikho:                                                                                                                    We do not expect anything because, as you know, I mean, first, Foster Wheeler has been rumoured now for some months, so I would think is that the shareholders supports the Wheeler.  If they would have been having any complaints they would have already done it to the board.  So I think it’s a matter of practicalities.  We need to work about getting the offer firm, which is going to take between four to six weeks to do that.

Iain McHoul:                                                                                                                      Yes, I mean, you know, it’s one of those deals where there is a real industrial logic and a real business case.  So we’ve just been talking about the benefits to our shareholders, Christyan, and we can see that in terms of the earnings and the returns.  It’s also a strong deal for their shareholders too.  I mean, their stock price has had a good rally in recent months, much of that on the back of transaction speculation.  So they’ve had a good run on their share price.

And because of the way we’ve structured the deal, where there’s a 50-50 debt/equity consideration, typically, their shareholders are going to participate in the industrial upside that we see.  And our board see that and their board see that, so I think there’s a strong logic and... for both sets of shareholders here, and, you know, that’s what makes a market, hopefully.

Christyan Malek:                                                                                                 Sure.  Just one final question, what... in terms of... what are you implying in terms of growth of underlying global capex?  I mean, US downstream aside, you know, two-thirds of the portfolio is, you know, the same markets that grow, although the European FX companies and capex there has slowed.  So what is your internal assumption on capex growth ex US?  And I notice you didn’t talk about revenue synergies, but what would be the logic in making synergies against that... you know, against the... you know, against that assumption of capex growth?

Samir Brikho:                                                                                                                    Well, as we said, I mean, this deal for us is, first, financially attractive.  It improves our geographic footprint and it positions us in the oil and gas value chain much better than it did.  You spoke about what could be the market, for instance, outside of the US, but the biggest excitement [?] outside of the US is of course... is going to be in the Middle East, which I think that this is going to be quite a good, solid growth for the combined businesses because if you see what Foster Wheeler has been doing and what we have been doing lately in Kuwait and Abu Dhabi you will be seeing that there is the possibility to capture maybe Saudi Arabia and also Oman and Qatar.

Now, for the European business, from an oil and gas perspective, at the moment is everybody looking at the shale gas possibilities apart from the conventional oil and gas activities in the North Sea.  And with this it will help us with monetisation and other stuff.

Christyan Malek:                                                                                                 Brilliant.  Thank you very much.

Samir Brikho:                                                                                                                    Thank you.

Operator:                                                                                                                                            Our next question comes from the James Evans of Exane BNP Paribas.  James, please go ahead.

James Evans:                                                                                                                     Hi.  Good morning.  Two questions if I may.  Firstly, could we get a bit more detail on the $75-million synergies, particularly the schedule of realising those?  I mean, how quickly could we really expect those to come through?

And secondly, I guess one difference between Foster Wheeler and AMEC is they do have some fixed price exposure.  Just how do you plan to manage that?  Are you going to manage it out of the backlog or are you going to go the other way and expand it throughout the group if you feel comfortable with the risk there?

Iain McHoul:                                                                                                                      James, good morning.  It’s Ian.  Yes, so 75 million, we would expect the actions to achieve that to all have been taken by the end of the second year, so within 24 months of completion, whenever that happens to be.  So therefore we’d expect the full benefit of that 75 million to come through in the third year after completion.  How that’s phased, you know, it’ll be steadily phased throughout that first two-year period.

And in terms of what’s there, I mean, it’s the things that Samir implied in his opening remarks there.  It’s the obvious things around our duplication, corporate overhead, sales and general administration costs, perhaps some central functions, some procurement activity, that type of thing.  Clearly, you know, we’re looking at this business and as far as we’re concerned this is a revenue growth story, so we’re looking to build revenues on the back of it.  We haven’t put a number on that, but there are some business areas of cost rationalise and we’ll take advantage of those over a period of a couple of years, as I say.

Samir Brikho:                                                                                                                    If I go to the question on what we call... the fixed price, I’m shooting now a little bit from my head, but about 82 to 85% of the backlog of the third-quarter results of Foster Wheeler, it is in reimbursement business, and only 15 to 18% is on a fixed price basis.  I need to check that number because Sue and Ian [?] are telling me it could be a little bit more.  Looking on this, it’s 31% on the lump sum, but when?

Sue Scholes:                                                                                                                            The fixed price.

Samir Brikho:                                                                                                                    The fixed price.

Sue Scholes:                                                                                                                            The third quarter.

Samir Brikho:                                                                                                                    That was the third quarter, yes, so it’s 30%.  So if I take now that one combined also with what AMEC does in the combined group, so we’re discussing about less than 15%.  So is this something which we need to monitor and deal with?  Of course.  And I... they have been doing that also themselves, but we can now enhance the team and see that we have the right project management in order to do that.  But this is mainly in the power business, so it’s not in the oil and gas business, so I think it will be okay to manage this business.  As you know, as I’ve been running this... similar businesses in the past before, so I think I will be able to do that quite well.

Iain McHoul:                                                                                                                      And it’s an important point here that, you know, we have very much positioned ourselves in recent times, as you know, as a lower-risk business model and we do not imagine in any way, shape or form this transaction changing that philosophy.  So I think, you know, what... how do we think about the core philosophy of our business?  It’s a reimbursable business model, asset light, cash generation, our return to shareholders, capital discipline, so all those things that I think have been an important part of the investment case for AMEC in recent times, we absolutely see those continuing at the core of the organisation, if you like.

James Evans:                                                                                                                     Okay, thanks, guys.

Operator:                                                                                                                                            Our next question comes from Alex Brooks of Canaccord.  Alex, please go ahead.

Alex Brooks:                                                                                                                         Yes, good morning, gentlemen.  First question is on customers.  I mean, Samir, you’ve already mentioned this deal has been well trialled over a number of weeks and months.  How have customers already and how do you think they’ll react to this?  Because there are some crossovers where you bump into Foster Wheeler as a competitor.

Samir Brikho:                                                                                                                    Yes.  No, thanks, Alex, for the question.  Of course in our due diligence and in the discussion which we have been having now for a couple of years we have been monitoring each other’s, in a way, business, where they are doing business and where do we complement and where do we compete.  But actually it’s very few places.  And I give you a couple of examples.  For instance, in Kuwait we have been bidding both on the same jobs.  There were two packages at that time.  They wanted a refinery package an then the clean fuels.  They took the refineries and we took the clean fuels, as you remember.  So we have the same customer base.  We have been bidding against each other, but the client has decided about which party makes what.

We have been also been bidding on a couple of jobs in Saudi Arabia and we have been bidding against Foster Wheeler.  We have been bidding against them also on one job in Canada.  But this is actually all what we have been doing.  And if I combine all that compared to what we are doing in terms of order book backlog or revenues it’s very minimal.  So we need now to think about how we’re going to continue forward and what... how will our clients, let’s say, see that.

So if I... when the rumours were out about three or four months ago that AMEC is in a bidding for Foster Wheeler, and I can tell you I’ve been discussing this with Shell and BP, not in terms of speculation, about how do they think and value such a deal, and they were excited about it.  The reason for the excitement about this is very clear, because they see now a consolidation in the business.  There are not so many companies which actually can offer them anything from upstream to midstream to downstream.  It’s not about that you can buy sometimes from this company and sometimes from the other company, but it actually makes for them managing the interfaces in many of the projects they have much easier and they would like to deal with the best companies in the world at one time rather than doing this in a number of projects... or a number of contracts.

Alex Brooks:                                                                                                                         Okay, great.  So the second question is again to follow up on something you’ve already talked about, is tax benefits.  Can you quantify those any more than you already have done?

Iain McHoul:                                                                                                                      No.  I mean, if you... you know, we... if you look at our business you’ve seen the tax rate coming down quite significantly over recent times as we’ve managed more proactively our affairs.  I think I would say the same for Foster Wheeler.  They’ve managed their tax affairs proactively too.  If you look at any organisation that’s operating in a number of international jurisdictions then those opportunities are there, but what we’re seeing is if you put two diverse and international complex businesses together then there’s going to be further opportunities for tax optimisation.  You know, it’s not a single-digit number, so we wouldn’t have put it in the release, shall we say.  It’s a number of significance, but it’s not one where... that we’ve... that we’re prepared to hint at, at this time.

Alex Brooks:                                                                                                                         Okay, thank you.  On the US listing, you obviously haven’t [unclear] as things stand, but I think... can you, sort of, expand a little on how you see that... you know, do you see that as a significantly more important part of AMEC’s future capital management approach?

Iain McHoul:                                                                                                                      Yes.  I mean, clearly, I mean, US listing SEC registration, these are big deals.  They are complex and they require quite a lot of investment from the business.  So yes, absolutely our focus is going to be more that way than it’s been.  We see that as a totally acceptable cost to bear given the transformational nature of this deal.  And just to be clear, the cost synergy number that we’ve quoted is net of some incremental costs that we’ll incur, and that obviously is one of them because it doesn’t come cheap running the whole programme of quarterly reporting, [unclear] compliance that you’ll be aware of.  So it’s a significant undertaking, but I’ll say again, transformational deal, I think it’s a small price to pay.

Alex Brooks:                                                                                                                         Okay, good.  That’s it from me.  Thank you very much.

Operator                                                                                                                                                Our next question comes from Mick Pickup of Barclays.  Mick, please go ahead.

Mick Pickup:                                                                                                                        Good morning I think.  It’s Mick here, Barclays.  A couple of questions.  I don’t think you’ve mentioned costs associated with cost-saving programmes.  Can you just talk what you think it’s likely to be in the phasing?

And secondly, you’ve always said you’d do the right deal and for the right deal you’d go up to two time’s net debt.  Now, given cost of debt and this you say is the right deal, why aren’t you going higher on the debt versus the equity cost?

Iain McHoul:                                                                                                                      Hi Mick.  I mean, the cost of achievement to hit 75 million savings is going to be broadly one to one, so it’s about $75 million.  It may be a little more than that, but that’s the scale of it.

In terms of debt, you know, we’re about one and a half times.  I mean, I think... I mean, there’s two answers.  One is we’re not going higher because that’s the deal we did.  Clearly, we touched on it already, this is an attractive deal for our shareholders I think.  Clearly it’s an attractive deal for Foster Wheeler’s shareholders too and the equity participation in a larger group going forward gives them reward.  They share in the upside of synergies, the commercial merits of the transaction.  That’s important for them.  It’s obviously import for us too.  So the equity piece was important.

The balancing item is the debt piece, and that delivers one and a half times.  You know, we said we’d go up to two times.  It’s also good to have a little spare capacity, whether that’s for bolt-ons, whether that’s through share buybacks.  It’s good to have a bit of spare capacity sitting here as CFO, and that’s a position I like.

Mike Pickup:                                                                                                                        Okay, thank you.  And can I just ask one thing?  On the call I think Samir mentioned that Foster Wheeler came back to you, versus last summer.  So what changed between last summer and them coming back to you recently?

Samir Brikho:                                                                                                                    Well, I do not know.  You need to ask Foster Wheeler about why.  But you know that they have been running a process and I think through the process they have been discussing with a number of parties, which I have no idea who they are because Foster Wheeler never confirmed actually or denied any discussions.  So what I know is that they had discussions with others and at the end of the day, let’s say, after running a full, let’s say, process with their advisors they came to the conclusion that AMEC’s offer is by far superior in terms of strategy and integration.

Mick Pickup:                                                                                                                        Okay, thanks a lot.  Cheers.

Samir Brikho:                                                                                                                    Cheers.

Operator:                                                                                                                                            Our next question comes from Andrew Whittock of Liberum.  Andrew, please go ahead.

Andrew Whittock:                                                                                             Yes, good morning, gentlemen and Sue.  Just one question left.  Simplistically, looking at Foster Wheeler revenues and earnings, it seems to me that they’ve fallen in four out of the last five years.  So is there going to be a, sort of, easy way to turn this round and deliver growth or, you know, what’s... I guess what’s driving your thoughts on the success of the acquisition?

Samir Brikho:                                                                                                                    Well, I mean, if you go back to the history, and I think, Andrew, you have been with us now for so many years, I mean, you have seen what AMEC have been doing in terms of a step-change programme, where we have made organisations lean and fit in terms of operational excellence, where we harmonise all the tools and the processes and we got the work share to work for AMEC across the globe.  That... similar things is going to happen of course with Foster Wheeler in the sense of when the groups come together.  So I have a very good confidence in that we will be able to create more value.  It is too early, as I said also in my speech, to speak about the revenue growth, but trust me, there will be a lot of possibilities from now on and that’s what we’re betting on too.

Iain McHoul:                                                                                                                      Yes.  Andrew, hi.  You know, I think it’s fair to say that the businesses that they’re in, Foster Wheeler are in, the E&C business and the power business, there’s more cyclicality there than we would have had in AMEC historically.  And it’s fair to say that those cycles have been in a downturn, but if you look going forward, particularly North America in the mid and downstream, the gas business, you know, it’s a pretty decent market right now.  So if you look at the consensus for their business, both revenue and EBITDA, there is significant growth forecasts from the analyst community over the next couple of years at least.  That’s where the forecasts go.  So there is decent growth forecast.  We’ve obviously done our own analysis during due diligence and what we think and we see good growth.  I mean, their order book from last year to this is up some 20%.

Andrew Whittock:                                                                                             Good.  Okay.  That’s interesting.

Operator:                                                                                                                                            Our next question comes from the line Caroline Hickson of UBS.  Caroline, please go ahead.

Caroline Hickson:                                                                                              Hi.  Good morning.  I just have two questions.  So I understand that Foster Wheeler, and you do mention, has an asbestos liability.  I’m just wondering how that will, sort of, impact the earnings going forward.

And just secondly, on the power business, power equipment business, I understand this involves some manufacturing.  Will you, sort of, keep this and how does that fit in with the rest of AMEC?  Thanks.

Iain McHoul:                                                                                                                      Morning, Caroline.  Hi.  Yes, on the asbestos, there is a historic liability.  Just to give a bit of background, you know, we think that liability is very well managed by Foster Wheeler.  They seem to have it well under control.  They made full disclosure on that liability in their 10Ks, their 10Qs, so if you look online you can see a full suite of analysis about that liability.  We’ve obviously had a very close look at it during due diligence, employed our own experts, our own consultants to look at that, and have fully valued what we believe that liability is in our proposed offer.

You know, in terms of the impact on earnings, I mean, we’ll be having a very close look again at the accounting under IFRS, you know, the accounting GAAP we have in the UK.  Under IFRS the liability will be higher than disclosed in... by Foster Wheeler because US GAAP allows companies to be more... slightly more aggressive.  We have to be more cautious.  I have no problem with that.  But we will look to provide for that liability as we evaluate it in full, up front, clearly, so historic liabilities related to our actions that have long happened.  So we would... you know, we would not expect there to be any impact coming through to our EBIT line and our margins.

Samir Brikho:                                                                                                                    The bed boiler business, as I mentioned before, there’s no question about the position of Foster Wheeler.  It’s one of the market leaders.  It is CAB boilers today which is selling the most.  We are discussing here about excellent technology.  We are speaking about a robust and high-margin business.  The total growth of the power business is about 3,000 people.  This is including engineering, project management, delivery and also manufacturing.

So when you go to the steam generator itself you have a couple of things of... I would call it components, high-pressure components, low-pressure components, and then you have the burners.  They manufacture actually only the burners and the high-pressure components, which means it’s a very small part of the manufacturing.  The rest is being done through their partners in different places in the world, namely actually in China and Thailand and other places.  But for instance, the manufacturing unit what they have in Finland, it is engineering project management.  They have a small manufacturing with manufacturing only the high-pressure part.

Caroline Hickson:                                                                                              Okay, thanks.

Samir Brikho:                                                                                                                    You know, by the way... I didn’t say... but, I mean, you know... I mean, I had a background.  When I worked with a company called ABB I was running the whole power business for them for some certain period of time, and I was running the whole international operation of the power business of Alstom, so that’s a business which I know in and out quite well.

Operator:                                                                                                                                            If you would like to ask any further questions please press star followed by one on your telephone keypad now.  Our next question comes from Iain Armstrong of Brewin Dolphin.  Iain, please go ahead.

Iain Armstrong:                                                                                                          Good morning, everybody.  Sorry, I missed some of the call, so this might be a stupid question you’ve already answered already.  But what happens with regards to the share buyback plan?  Is that now just abandoned as of now or is it still in the equation?

Iain McHoul:                                                                                                                      Iain, hello.  It’s Ian.  We don’t have a share buyback plan as such.  We had a 400 million share buyback programme which completed almost a year ago now, so that is done and dusted, £400 million.  We have spoken philosophically about returning surplus cash to shareholders as and when, and that may come through a share buyback programme.  Clearly right now though, with a significant transaction here in contemplation, we are just pausing on buyback considerations, whilst, as I said, there is some capacity in the balance sheet.  But there’s no structured buyback programme right now.

Iain Armstrong:                                                                                                          Yes, fine.  And just with regards to the trading update, I’m reading here it says the recent strengthening of sterling relative to North American currencies means the forecast average exchange rates for 2014 are less favourable than 2013 and can translate into an impact of 10 million EBITDA year on year.  That’s in 2014 you mean, yes?

Iain McHoul:                                                                                                                      Yes.

Iain Armstrong:                                                                                                          But we’ve only just started 2014 and the currency could change dramatically over the year.

Iain McHoul:                                                                                                                      [Overtalking].  So what you do... what we’ve done is looked at the forward curve.  So we’re not talking about the spot rate on currency.  If I take the forward curve, the predicted market consensus for what the North American currencies are going to do in 2014 on average, and compare that with the average rates in 2013, there’s a negative impact on our operating profit of £10 million.

Andrew Whittock:                                                                                             I just think it’s a little bit early to say the forward curve’s going to stay like that, but okay.

Samir Brikho:                                                                                                                    It’s about forward looking.  It’s not... it’s a forward-looking curve.  It’s not about the spot.

Iain Armstrong:                                                                                                          Okay, thank you.  Right.

Samir Brikho:                                                                                                                    If you have preferred we could have waited actually to December in order to tell you that it has happened [overtalking].

Iain Armstrong:                                                                                                          I didn’t mean that, Samir.  Thank you, yes.

Operator:                                                                                                                                            Our next question comes from the line of James Evans of Exane BNP Paribas.  James, please go ahead.

James Evans:                                                                                                                     Hi.  Yes, just one more question.  Just are there any plans to put in place or are you putting in place retention agreements for key staff I guess just below the CEO level?  Thanks.

Samir Brikho:                                                                                                                    Yes.  I mean, as you know, any company will be having retainers and all that in order to keep their key personnel with the company.  In this type of a transaction we will be actually taking all that agreements and then moving that to AMEC in order to continue with the same level of engagement.  So it’s a rollover, yes.  That’s how it works.

Iain McHoul:                                                                                                                      So there are... the... Foster Wheeler obviously run their own stock schemes for retention purposes.  We will pick up those schemes and roll them into the equivalent AMEC scheme.  So absolutely, and we clearly say again, people business... we’re a people business; they’re a people business.  We’re looking to grow the business.  It’s an absolute priority to keep the core team at Foster Wheeler together and that’s absolutely what we’re seeking to do.

You know, and just having a US listing makes the firm statement of what we’re doing and having a... you know, so there’s two pieces.  There’s a piece around a US participation and a US belonging, if you like, to help employees.  It also means there’s a forum where the stock is liquid.

James Evans:                                                                                                                     Thanks, guys.

Operator:                                                                                                                                            Our next question comes from the line of Nicolas Vanhautteghem of Argentière.  Nicolas, please go ahead.

Nicolas Vanhautteghem:                                                         Good morning, gentlemen.  I have two quick process questions from here.  I mean, you guys have been in talks for quite some time now and I assume, you know, all our due diligence has been very slow [?] and has, kind of, gone through.  Now, going forward you mention in your presentation, you know, the process to a firm offer.  One is, you know, go through additional preconditions.  Can you maybe give us a little bit more around what is meant here, what still needs to be done?

And secondly, if that is completed, and successfully, on the antitrust side, do you already have a sense of where you expect to have to file and go through the process?

Iain McHoul:                                                                                                                      Yes.  Hi Nicolas.  I mean, so what we’ve announced today clearly is a provisional offer.  There is no agreement between us other than non-solicit.  We would hope to make a formal offer in February.  The preconditions of that, clearly there needs to be an implementation agreement agreed between the two parties.  We need to do our final complementary [?] due diligence on them.  They will need to do some complementary due diligence on us because their shareholders are taking our equity.  We will need to do work like converting their results from US GAAP into IFRS and we need to finalise our financing, about which I’m very confident.

Once the deal is a formal offer and that’s out there then the major preconditions are SEC registration, obviously - that takes some time - shareholder approvals from both sides, clearly, as you’d expect, and then regulatory approvals and antitrust.  It is too early to be definitive on an antitrust position, but sat here today we are not envisaging and significant issues.

Nicolas Vanhautteghem:                                                         Okay, thank you.

Operator:                                                                                                                                            Our next question comes from Christyan Malek of Nomura.  Christyan, please go ahead.

Christyan Malek:                                                                                                 Yes, hi.  Just one follow-up, just on the numbers, so just working through this, I mean, it, sort of, implies, sort of, 10%, roughly, accretion to 2015, which would be at 110p-ish, sort of, very crude pro forma.  Can you give some, sort of, rough idea of where we should expect the EPS to come out?  I know you’ve given a, sort of, double digit, but what sort of level would you expect, particularly against your target of achieving over 100p in 14?  I’d assume that you’d want to achieve that in 15.

Iain McHoul:                                                                                                                      I’m not going to give you a guidance for earnings per share, Christyan.  I don’t know what to say.  Look, so you... what you... to be clear of one thing though, you said 10% growth in... Accretion in 2015, and we’ve already said we would expect this deal to conclude in the summer and we’ve already said that we expect double-digit earnings accretion in the first 12 months following completion.  So given, as time goes on, their profits grow and synergies grow, if there’s 10% or more accretion in the first 12 months, so double-digit accretion in the first 12 months, we would expect the accretion in 2015 to be greater than that.

Christyan Malek:                                                                                                 Right, very clear.  Thank you.

Operator:                                                                                                                                            If you would like to ask any further questions please press star followed by one on your telephone keypad now.  Our next question comes from the line of Guillaume from Société Générale.  Gillaume, please go ahead.

Guillaume Delaby:                                                                                          Yes.  Good morning.  Sorry, I took the call a little bit late and maybe my question has been answered.  But I see on your slides that Foster Wheeler are going to get a zero spot 40-cents underlying dividend, which means globally $40 million.  Does it mean that you are also going to get nearly all the cash of Foster Wheeler?  This might sound a very basic question, but... so do you get the cash which is on Foster Wheeler’s balance sheet at the end of September minus those $40-million dividend?

Iain McHoul:                                                                                                                      Guillaume, hi.  Yes, we get the cash that’s on the balance sheet at the date of completion.  And you’ve seen the number that’s there at the end of September of $500 million odd I think the number is.  Some of that is working capital requirement.  That’ll build as they go through the year and trade profitably, less the dividend that they pay out.  So the cash that’s on the... you know, we’re buying the company and we will inherit whatever’s in the company less that dividend, clearly.

Guillaume Delaby:                                                                                          So you have the company and the remaining cash plus the 40 cents dividend, correction?

Iain McHoul:                                                                                                                      The cash is within the company, so we... what we’re buying, clearly, is shares.  We get all the assets and liabilities and undertakings of the company, and the cash is in the company.

Guillaume Delaby:                                                                                          Thank you very much, but I think it was a simple but quite important question.  Thank you.

Operator:                                                                                                                                            Our next question comes from the Iain Armstrong of Brewin Dolphin.  Iain, please go ahead.

Iain Armstrong:                                                                                                          Thank you.  Just one last one with regards to talking about all the benefits of combining the two companies, but going over the next 12 months or so there’s bound to be some, sort of, hiccups along the way.  Can you give us some pointers to where that might... those might be in combining the two companies?

Samir Brikho:                                                                                                                    Well, I mean, first, let’s start to focus on the good things, as I said.  I mean, first, it will improve our position dramatically when it comes to the oil and gas value chain.  It’s about vertical integration from anything, upstream to downstream, it’s the new customer relationships, it’s the cross sell with existing clients, similar cultures.  We’re combining the highly... two highly skilled workers.  So that’s on the positive side when it comes to the oil and gas side.

I gave also the improvement on the geographic footprint, which, as I say, is doubling revenues from the growth region, bigger presence in Latin America.  We have a combined position now that strengthens our offering across the globe.  And definitely, you have heard from Ian, this is, financially, a very attractive transaction for the parties.  So I think there is a good story here to tell.  There is a good value which can be created and the shareholders of both companies can benefit out of it.

In any type of transaction you always have the risks of course on that and our job is to analyse all the issues in advance in order to be able to have a plan in time to mitigate everything.  It’s a little bit too early now to jump the gun and to say this is the biggest risk which we are facing.  We will do that in the next... in the months coming.

Iain McHoul:                                                                                                                      There’s a big integration challenge, clearly, and it will be one of... we’re a big business; they’re a big business.  It’s a big integration challenge.  When we’re thinking about that, clearly there’s more to do.  And this is not a transaction that’s just suddenly been coming out of the ether, it’s a transaction we’ve been working on and thinking about for some time, so we’ve got significant thoughts about how the integration might work.  We think we’ve got a strong management team here; they’ve got a strong management team as far as we can see, so there are some high-quality people coming together.  You know, we have good project management skills.  That’s what we do.  So the integration, not to be underestimated, but it’s a challenge we believe we’ll have under control and are well up to.

And just to point out, on the synergies, we’re talking about 75 million.  The language we’d use is at least 75 million, so we’ve clearly put a degree of caution in that number to allow for just the type of hiccup you may be referring to.

Iain Armstrong:                                                                                                          I was just going to say, are you aware...?  I mean, you’ve obviously done a bit of due diligence.  Have Foster Wheeler done, sort of, operational excellence type projects that you’ve done before?  I mean, are they lean and mean or do you think there’s some fat that can be cut there?

Iain McHoul:                                                                                                                      I mean, Foster Wheeler I think are a well-run business.  If you look at their margins, you look at their operations, they’re a well-run business that’s been efficiently and effectively managed.  The synergies we’re talking about are those from eliminating duplication.

Iain Armstrong:                                                                                                          Okay, thank you.

Operator:                                                                                                                                            If you would like to ask any further questions please press star followed by one on your telephone keypad now.  Our next question comes from the line Lee Dunlop from JP Morgan.  Lee, please go ahead.

Lee Dunlop:                                                                                                                             Oh hi.  Just a very basic question on the terms.  The $16 cash part of the offer terms, does that include or exclude the 40-cent dividend?  So should I think it’s 15.60 plus the dividend or 16?

Iain McHoul:                                                                                                                      Well, on that one it excludes the dividend, so we will be paying $16 cash and a price which on Friday’s close equates to $16 equity.  So that’s the $32.  The 40 cents that they’ll pay pre-completion is not in our numbers.

Lee Dunlop:                                                                                                                             Okay, thank you very much.

Iain McHoul:                                                                                                                      Pleasure.

Operator:                                                                                                                                            As a final reminder, ladies and gentlemen, if you would like to ask any further questions please press star followed by one on your telephone keypad now.  We have no further questions, so I’ll hand back to you, Samir, for closing comments.

Samir Brikho:                                                                                                                    Just one moment please because we have [overtalking]... just one moment please.  We had the weekly fire alarm test, so that’s why we did not want to share that with you.

But first, thank you very much really for your time this morning.  And let me finish by saying we will update you of course over the few weeks as and when we can and as we progress towards this offer.  I remind you that the key attractions of this deal, it will strengthen our oil and gas business, it will give us an immediate scale in the growth regions and we expect to be double-digit earnings enhancing in the first 12 months after completion.

So if you have any other questions, please do not hesitate to call Rupert or Sue and we’ll be able, let’s say, to manage it from there.  I thank you very much for the day and thank you very much for the continued trust of AMEC.  Thank you.